                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. 1)*


                            Women.com Networks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock,
                           $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   46588H-10-5
              ----------------------------------------------------
                                 (CUSIP Number)


                  Douglas W. McCormick, Chief Executive Officer
                                  iVillage Inc.
                               512 Seventh Avenue
                               New York, NY 10018
                                 (212) 600-6000

                                 with a copy to:

                           Richard Vernon Smith, Esq.
                       Orrick, Herrington & Sutcliffe LLP
                               400 Sansome Street
                             San Francisco, CA 94111
                                 (415) 392-1122
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                February 22, 2001
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

------------------------------                 ---------------------------------
CUSIP No. 46588H-10-5                          Page 2 of 4 Pages
------------------------------                 ---------------------------------


--------------- ----------------------------------------------------------------
1               NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                IVILLAGE INC.
                13-3845162

--------------- ----------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                        (b) / /
--------------- ----------------------------------------------------------------
3               SEC USE ONLY

--------------- ----------------------------------------------------------------
4               SOURCE OF FUNDS*
                OO

--------------- ----------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)                            / /


--------------- ----------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                DELAWARE

----------------------- ------ -------------------------------------------------
                        7      SOLE VOTING POWER
                               -0-
      NUMBER OF
        SHARES          ------ -------------------------------------------------
     BENEFICIALLY       8      SHARED VOTING POWER
       OWNED BY                21,576,447(1)
         EACH           ------ -------------------------------------------------
      REPORTING         9      SOLE DISPOSITIVE POWER
        PERSON                 -0-
         WITH           ------ -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               -0-

--------------- ----------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                21,576,447(1)

--------------- ----------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*                                                    / /

--------------- ----------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                45.66%(2)

--------------- ----------------------------------------------------------------
14              TYPE OF REPORTING PERSON*
                CO

--------------- ----------------------------------------------------------------





--------

(1)      See Items 4 and 5 of Sch. 13D

(2) Calculation is based on a total number of outstanding shares (47,249,399) as of February 5, 2001, as represented by the Issuer in
         Exhibit 2 attached hereto, and such total number is subject to change pursuant to such Exhibit.


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                                  SCHEDULE 13D

------------------------------                 ---------------------------------
CUSIP No. 46588H-10-5                          Page 3 of 4 Pages
------------------------------                 ---------------------------------


         This Amendment No. 1 to Schedule 13D supplements, amends and relates to information in the Schedule 13D originally filed on February 15, 2001 (the "SCHEDULE 13D") by the person filing this amendment. Capitalized terms used in this Amendment No. 1 to Schedule 13D. The Schedule 13D is supplemented and amended by this Amendment No. 1 as follows:

Item 4 - Purpose of Transaction

         The second paragraph of Item 4 is hereby amended and restated as follows:

         Exchange Ratio and Cash Consideration. At the Effective Time of the Merger, each share of Company Common Stock issued and outstanding immediately before the Effective Time of the Merger (other than shares of Company Common Stock held by the Company, Parent or the Merger Sub, which will be canceled and retired) will be converted into 0.322 of a share (subject to adjustment as described below) of Parent Common Stock. In addition, stockholders of the Company will receive a cash payment equal to one percent of the product of the average high and low prices of a share of Parent Common Stock on the Nasdaq National Market on the closing date of the Merger multiplied by 0.322 (subject to adjustment as described below). The Exchange Ratio will decrease if the Company does not have at least $12,000,000 of working capital and $20,000,000 in cash as of March 31, 2001, or an adjusted amount immediately before the closing of the Merger if after such date. If the actual cash and working capital of the Company as of March 31, 2001 is less than the required cash and working capital, or if, as of the day prior to the closing of the Merger, cash is less than the amount on hand as of March 31, 2001 less $166,666 per day for every day elapsed since March 31, 2001, or working capital is materially less than the difference between the amount of working capital as of March 31, 2001 less the reduction in the Company's cash since March 31, 2001, Hearst would have the option to purchase additional shares of Parent Common Stock in an amount equal to the amount of the shortfall up to $2,000,000 divided by $1.875. If the shortfall is more than $2,000,000, but less than $4,000,000, then Hearst must purchase additional shares of Parent common stock pursuant to the merger agreement for the amount of the shortfall which exceeds $2,000,000, and Hearst will have the option to purchase shares with respect to the additional $2,000,000 shortfall amount. Hearst will pay a purchase price of $1.875 for each share purchased because of a shortfall.

         Item 4 is hereby amended and supplemented with the following paragraph inserted between the second and third paragraphs of Item 4 in the original
Schedule 13D.

         "If appraisal rights are available to the holders of Company Common Stock pursuant to Section 262 of the Delaware General Corporation Law ("DGCL") as a result of the Merger, shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a holder who has demanded appraisal for such shares in accordance with Section 262 of the DGCL shall not be converted into a right to receive from Parent the per share merger consideration for each share held, unless such holder fails to perfect or withdraws or otherwise loses such right to appraisal. If after the Effective Time such holder fails to perfect or withdraws or loses such right to appraisal, such holder's shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into a right to receive from Parent the per share merger consideration. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares of Company Common Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company will not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands. Any amounts paid to a holder of Company Common Stock pursuant to a right of appraisal under Section 262 of the DGCL will be paid by the Company out of the Company's assets and in no event shall Parent or any affiliate thereof reimburse the Company for such payments."

                                  SCHEDULE 13D

------------------------------                 ---------------------------------
CUSIP No. 46588H-10-5                          Page 4 of 4 Pages
------------------------------                 ---------------------------------


         The paragraph describing the Securities Purchase Agreement in Item 4 is amended and supplemented by inserting the following sentence between the second and third sentence of such paragraph:

         "The term "Rights Offering" does not include any additional Shares purchased by Hearst pursuant to the first paragraph of Item 4, as such Item is amended by this Amendment No. 1 to Schedule 13D."

         The first paragraph summarizing to Stockholder Agreement in Item 4 is hereby amended and restated as follows:

         "Upon Hearst's purchase of Parent Common Stock pursuant to the Securities Purchase Agreement, Parent and Hearst will enter into a Stockholder Agreement. This agreement relates to all voting securities of Parent owned by Hearst on the date of execution, plus all voting securities subsequently acquired by Hearst. Under the Stockholder Agreement, Hearst and its affiliates may not acquire and hold greater than the quotient of (a) the amount which is the total number of Parent voting securities owned by Hearst or its affiliates on the closing date of the Merger and the total number of outstanding convertible securities, options, warrants or other rights exercisable for or convertible into Parent voting securities, with our without the passage of time or the satisfaction of specified conditions, owned by Hearst or its affiliates on the closing date of the Merger and dividing that number by (b) the sum of the total number of Parent voting securities outstanding on the closing date of the merger and the number of shares of Parent voting securities represented by warrants for Parent common stock held by Hearst or its affiliates on the closing date of the Merger ("MAXIMUM INTEREST") of the voting power and warrants of Parent without a Consenting Vote of the Board of Directors. A "Consenting Vote" is defined as the approval of the Board which shall include all of the non-Hearst directors present at the meeting. If Hearst acquires more than the Maximum Interest of the voting power of Parent, Parent may require Hearst to sell the portion exceeding that percentage to Parent or to third parties at Parent's election."

Item 7 - Material to be Filed as Exhibits

         Exhibit 4 of Schedule 13D is hereby amended and replaced with the Amendment and Restated Securities Purchase Agreement, dated February 21, 2001, by and between Parent and Hearst attached hereto.

         Item 7 is hereby amended and supplemented with Exhibit 5 Amendment No. 1 to Agreement and Plan of Merger, dated as of February 21, 2001, among Parent, Merger Sub and the Company attached hereto.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 28, 2000                    /s/ Douglas W. McCormick
                                            ------------------------------------
                                            Douglas W. McCormick
                                            Chief Executive Officer